Exhibit 99.1

FANG ANNOUNCES CHANGES IN BOARD OF DIRECTORS

BEIJING, October 31, 2024 (GLOBE NEWSWIRE) -- Fang Holdings Limited (OTC: SFUNY) (“Fang” or the “Company”), a leading real estate Internet portal in China, today announced changes in its board of directors (the "Board").

Richard Jiangong Dai ("Mr. Dai"), a director and Executive Chairman of the Board, has resigned from the Board, the nominating and corporate governance committee and the compensation committee of the Board, for personal reasons, effective November 1, 2024. Mr. Dai’s resignation did not result from any disagreement with the Company on any matter relating to the Company's operations, policies or practices. The Company expresses gratitude to Mr. Dai for his contributions and efforts.

The Board has nominated and appointed Vincent Tianquan Mo ("Mr. Mo”) as a director and Executive Chairman of the Board, as well as the chairman of the compensation committee and a member of the nominating and corporate governance committee of the Board, effective November 1, 2024. Mr. Mo has expressed his commitment to serving the Company and creating values for its shareholders.

Mr. Mo is our founder and previously served as our director and Executive Chairman of the Board from 1999 to February 2022. Prior to founding Fang, Mr. Mo held positions as Executive Vice President at Asia Development and Finance Corporation from 1996 to 1998, and as General Manager for Asia at Teleres, a joint venture of Dow Jones & Co. and AEGON US which provides online commercial real estate information services from 1994 to 1996. He holds a bachelor’s degree in engineering from South China University of Technology, a master’s degree of science degree in business administration from Tsinghua University and a master of arts degree and Ph.D. candidate in economics at Indianan University. Mr. Mo is the uncle of Mr. Jianning Dai, our general manager for asset management.

Upon the effectiveness of Mr. Mo's appointment and Mr. Dai's resignation, the Board will continue to consist of five directors, including three independent directors.

About Fang

Fang operates a leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through its websites, Fang provides primarily marketing, listing, leads generation and financial services for China's real estate and home furnishing and improvement sectors. Its user-friendly websites support active online communities and networks of users seeking information on, and value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains approximately 62 offices to focus on local market needs and its website and database contains real estate related content covering 658 cities in China. For more information about Fang, please visit http://ir.fang.com.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. Forward-looking statements involve inherent risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Fang and the industry, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Fang’s control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Fang’s filings with the U.S. Securities and Exchange Commission. Fang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law. Although Fang believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For investor and media inquiries, please contact:

Fang Investor Relations

Email: ir@fang.com